January 18, 2013

Larry Spirgel, Assistant Director

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn: Kathleen Krebs and Ajay Koduri

Division of Corporation Finance

Re:	CUI Global, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 26, 2012, as amended on April 4, 2012
File No. 001-35407

Dear Mr. Spirgel:

In response to your December 21, 2012 Comment Letter, it is my understanding that because of the nearness to the required filing of our Form 10-K for yearend December 31, 2012, you will accept our response to all of the itemized comments in our up-coming Form 10-K provided that CUI Global timely supplies (via EDGAR correspondence) the following: (i) Summary Compensation Table revised to comply with FASB ASC Topic 718 as discussed in Item 402(n)(vi) of Regulation S-K (paragraph 2 of your Comment Letter) and (ii) Director Compensation Table revised to comply with Item 402(r) of Regulation S-K (paragraph 3 of your comment letter).

Further, provided that CUI Global shall respond to comment 4 by providing all such exhibits pursuant to Item 601 of Regulation S-K in a Form 8-K and appropriate responses shall be incorporated in the Form 10-K filing for yearend December 31, 2012.

For your information, a Form 8-K with the Exhibit Schedule and exhibits is in the process of being filed on EDGAR this day.

We hereby respond to your Comment Letter in paragraphs correspondingly numbered as follows:

Form 10-K for the fiscal year ended December 31, 2012, as amended on April 4, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. Please revise your disclosure to provide a more specific analysis of your results of operations and liquidity and capital resources so that you provide investors with a more complete picture of your performance by segment and as a whole. In this regard, for each period presented and for each of your reportable segments, please revise to: (i) clearly disclose and quantify each material factor that contributed to the change in your operations and financial condition, and (ii) provide insight into the underlying business drivers or conditions that contributed to these changes. As one example, please discuss your results by segment and explain the underlying reasons for the increases or decreases in revenues, such as whether any new or existing products or customers were responsible for the change and why.

Response: All of these revisions shall be shown in our Form 10-K for yearend December 31, 2012.

The following is the revised Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations to incorporate more specific analysis of our operating segments. The changed sections are in red font.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Important Note about Forward-Looking Statements

The following discussion and analysis should be read in conjunction with our audited financial statements as of December 31, 2011 and un-audited 10-Q filings for the first three quarters of 2011 and the notes thereto, all of which are included elsewhere in this Form 10-K.  In addition to historical information, the following discussion and other parts of this Form 10-K contain forward-looking information that involves risks and uncertainties.  Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed elsewhere in this Form 10-K.

The statements that are not historical constitute "forward-looking statements".  Said forward-looking statements involve risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, express or implied by such forward-looking statements.  These forward-looking statements are identified by their use of such terms and phrases as "expects", "intends", "goals", "estimates", "projects", "plans", "anticipates", "should", "future", "believes", and "scheduled".

The variables which may cause differences include, but are not limited to, the following: general economic and business conditions; competition; success of operating initiatives; operating costs; advertising and promotional efforts; the existence or absence of adverse publicity; changes in business strategy or development plans; the ability to retain management; availability, terms and deployment of capital; business abilities and judgment of personnel; availability of qualified personnel; labor and employment benefit costs; availability and costs of raw materials and supplies; and changes in, or failure to comply with various government regulations.  Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate; therefore, there can be no assurance that the forward-looking statements included in this Form 10-K will prove to be accurate.

In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any person that the objectives and expectations of the Company will be achieved.

Losses from Operations; Accumulated Deficit; Negative Net worth and Going Concern.

Historically, the Company has not generated sufficient revenues from operations to self-fund its capital and operating requirements. Following the equity raise closed in early 2012 and subsequent reductions of debt coupled with the continued improvement in the Company’s operations, management believes the company has sufficient resources and that it is generating significant revenues that it expects will provide the Company with the ability to self-fund its capital and operating requirements. If that is not possible, the Company will seek additional working capital from funding that will primarily include equity and debt placements.

Overview

CUI Global, Inc. is dedicated to maximizing shareholder value through the acquisition, development and commercialization of innovative companies and technologies.  From its GasPT2 platform targeting the energy sector, to its subsidiary CUI, Inc.'s industry leading digital power platform targeting the networking and telecom industries, CUI Global has built a diversified portfolio of industry leading technologies that touch many markets.

In May 2008, CUI Global formed a wholly owned subsidiary that acquired the assets of CUI, Inc., a technology company dedicated to the development, commercialization, and distribution of new, innovative electro-mechanical products. Over the past 20 years, CUI has become a recognized name in electronic components worldwide in the areas of power, interconnect, motion control, and sound.  In that time, the company has been able to leverage many long-standing relationships in Asia to create a flexible, responsive business model that ultimately benefits CUI customers.  Today, its industry leading technology platforms which include Novum Advanced Power, Solus Power Topology and AMT Capacitive Encoders are quickly positioning CUI, Inc. as a global leader in the fields of power electronics and motion control.  Through the acquisition of CUI, Inc. the Company obtained 352,589 common shares representing an 11.54% interest in Test Products International, Inc., a provider of handheld test and measurement equipment.

Effective July 1, 2009, CUI Global acquired CUI Japan (formerly Comex Instruments Ltd.) and 49% of Comex Electronics Ltd.  Both companies are Japanese based. CUI Japan test and measurement systems and electronic components and Comex Instruments is a DSP provider of digital to analog and analog to digital test and measurement systems for OEM research and development. Effective July 1, 2011, CUI Global entered into an agreement to convey the 49% ownership of Comex Electronics to the owners of the 51%, for $617,975 in the form of a five year note receivable bearing interest at 4% per annum. As such, the operations of Comex Electronics are reported as discontinued operations for the current and comparable periods. The Company recognized a gain on divestment of Comex Electronics of $603,034. CUI Global will continue to maintain its 100% ownership of CUI Japan.

The Company has identified five operating segments based on the products offered. The five segments are External Power, Internal Power, Industrial Controls, Discontinued Operations and Other. The External Power segment is focused primarily on sales of external power supplies and related components. The Internal Power segment is focused primarily on sales of internal power supplies, which includes the Novum and Solus products, and related components. The Industrial Controls segment is focused primarily on sales of encoding devices, including the AMT series, and related components. The Discontinued Operations segment represents the operations of Comex Electronics which the Company entered into an agreement to divest effective July 1, 2011. The Other category represents activity of segments that do not meet the threshold for segment reporting and are combined.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that have a significant impact on the results the Company will report in the Company's financial statements.  Some of the Company's accounting policies require the Company to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  Actual results may differ from these estimates under different assumptions or conditions.

Asset Impairment

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable.  In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized as the excess of the carrying amount over the fair value.  Otherwise, an impairment loss is not recognized.  Management estimates the fair value and the estimated future cash flows expected.  Any changes in these estimates could impact whether there was impairment and the amount of the impairment.

Valuation of Non-Cash Capital Stock Issuances

The Company values its stock transactions based upon the fair value of the equity instruments.  Various methods can be used to determine the fair value of the equity instrument.  The Company may use the fair value of the consideration received, the quoted market price of the stock or a contemporaneous cash sale of the common or preferred stock.  Each of these methods may produce a different result.  Management uses the method it determines most appropriately reflects the stock transaction.  If a different method was used it could impact the expense and equity stock accounts.

Patent Costs

The Company estimates the patent applications it has filed will have a future beneficial value to the Company; thus, it capitalizes the costs associated with filing for its patents.  At the time the patent is issued, the patent costs associated with the patent are amortized over the useful life of the patent. If the patent is not issued, at that time the costs will be expensed.  A change in the estimate of the patent having a future beneficial value to the Company will impact the other assets and expense accounts of the Company.

Revenue Recognition

The recognition of the Company’s revenues requires judgment, including whether a sale includes multiple elements and, if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. Customers may receive certain elements of our products over a period of time.  These elements could include licensing rights to manufacture and sell our proprietary patent protected products.  The ability to identify VSOE for those elements and the fair value of the respective elements could materially impact the amount of earned and unearned revenue.  The Company does not have any history as to the costs expected to be incurred in granting licensing rights relating to its products.  Therefore, revenues may be recorded that are not in proportion to the costs expected to be incurred in performing these services.

Liquidity and Capital Resources

General

The Company’s cash and cash equivalents balance at December 31, 2011 are $176,775 and a net working capital deficit at December 31, 2011 of $960,177.  During the year ended December 31, 2011, operations and investment activities have been funded through cash from operations, proceeds from exercises of options, and borrowings from financial institutions and an officer of the company.

Cash provided by operations

Operating ~~requirements~~ activities generated positive cash flow ~~from operations~~ of $860,705 and $416,749 during the years ended December 31, 2011 and 2010, respectively. This improvement is primarily the result of a lower net loss attributable to CUI Global, Inc. in 2011 of $48,763, a gain on the sale of technology rights of $143,636, ~~a decrease~~ decreases in trade accounts receivable~~, a decrease in~~ inventory, accrued expenses, and accrued compensation of $107,902, $96,535, $391,289, and $272,341, respectively, and increases in prepaid expenses and other current assets, ~~increased~~ and accounts payable of $310,347 and $356,347, respectively~~, decreased accrued expenses and decreases in accrued compensation~~. The decrease in trade accounts receivable is largely attributed to increasing minimum customer order levels and serving smaller customer orders through CUI’s distribution sales channel, which has resulted in fewer customer accounts to collect, and better accounts receivable turnover. The decrease in inventory is primarily related to an increase in inventory on hand of $257,638, less a decrease in inventory in transit from CUI’s manufacturers of $354,173, which is the result of the timing of customer orders and manufacturing schedules. The decrease in accrued expenses is primarily the result of the liability associated with the previously discussed decrease in inventory in transit and a decrease in accrued expenses, which were higher in 2010 related to the closure of the CUI Europe sales office. The decrease in accrued compensation is associated with a decrease in commissions payable for the month of December due to lower revenue volume for the month in 2011 as compared to 2010 as well as changes in commissions structures for the sales group, a reduction in bonuses earned and payable at December 2011 and a reduction associated with there being no further accrued compensation associated with the closure of the CUI Europe sales office.

The increase in prepaid expenses and other current assets is primarily related to an increase in prepaid inventory purchases of $238,831, as well as increases for other prepayments including insurance, software, trade shows, travel, advertising, and other miscellaneous items.

The increase in accounts payable is associated with the increase in inventory levels as well as timing in relation to payment terms with vendors.

During 2011 and 2010, the Company ~~has~~ used stock and warrants as a form of payment to certain vendors, consultants and employees.  For 2011 and 2010, respectively, the Company recorded a total of $227,867 and $144,912 for compensation and services expense including amortization of deferred compensation related to equity given, or to be given, to employees and consultants for services provided.

During 2011, CUI Global recorded one significant non-cash entry ~~–~~ of $334,747 of non-cash interest expense, including amortization of debt offering costs. During 2010, the Company recorded three significant non-cash entries - $3,859,342 of non-cash interest expense, including amortization of the beneficial conversion value, amortization of debt offering costs, warrant related debt discounts and intrinsic value of convertible debt and amortization of debt discount, $3,105,956 for the impairment of technology rights and $418,185 of non-cash loss for the impairment of patents. The decrease in the non-cash interest expense, including amortization of the beneficial conversion value, amortization of debt offering costs, warrant related debt discounts and intrinsic value of convertible debt and amortization of debt discount is the result of the warrant related debt discounts fully amortizing in 2010, which accounted for $3,143,071 of this expense reduction, a reduction of $425,968 from the completion in mid year 2011 of the amortization of the beneficial interest associated with debts from the CUI Inc. acquisition offset by an increase in the amortization of debt issuance costs of $44,444 associated with the Wells Fargo debts

During 2011 and 2010, the Company had positive cash flow from discontinued operations of $22,141 and $78,295, respectively.

As the Company continues to focus on technology development and product line additions during 2012, it will continue to fund research and development together with related sales and marketing efforts for its technology platforms including the Vergence GasPT2, Novum Advanced Power, Solus Power Topology, AMT Capacitive Encoders, and its other electromechanical products.

Capital Expenditures and Investments

During the years ended 2011 and 2010, the Company invested $422,970 and $352,345, respectively, in fixed assets.  Among the larger investments in fixed assets were additions to equipment and software for engineering and research and development, tooling for manufacturing, and regular computer equipment and software upgrades for office personnel. The Company anticipates further investment in fixed assets during 2012 in support of its on-going business and continued development of product lines and technologies.

The Company invested $6,646 and $7,230, respectively, in patent costs during 2011 and 2010.  The Company expects its investment in patent costs will continue throughout 2012 as it invests in patents to protect the rights to use its product and technology developments.

The Company invested $0 and $70,000, respectively in technology rights and development during 2011 and 2010.  The Company expects its investment in technology rights and development will continue in 2012 as it works to bring new technology and products to the market.

The Company invested $37,418 and $0, respectively in other intangible assets during 2011 and 2010.  The 2011 investments were related to the new CUI Global and CUI Japan websites which are utilized to communicate with our investors, customers, vendors and other stakeholders. The Company expects its investment in other intangible assets may continue throughout 2012.

During 2011 and 2010, CUI Global had proceeds from notes receivable of $63,506 and $60,376, respectively.

Also during 2011 and 2010, the Company received proceeds of $425,000 and $0, respectively, from the sale of technology rights. The proceeds of $425,000 in 2011 were in relation to the sale of our WayCool and WayFast patent portfolio to Olantra Fund X LLC.

Financing activities

During 2011, $50,000 of proceeds were received from the exercise of warrants and options. During 2010, $3,450,218 of proceeds were received from sales of common stock and the exercise of warrants and options, $66,667 of proceeds were received from the conversion of debt to non-controlling interest. Included in these transactions were the following items, discussed in greater detail at Note 9. STOCKHOLDERS’ EQUITY:

In February 2011, two former employees exercised options for 269 shares of common stock.

In April 2011, a director exercised a warrant for 23,333 shares of common stock.

In May 2011, an owner of 10% of the voting rights attached to outstanding shares exercised a warrant for 133,333 shares of common stock. Also in May 2011, an investor exercised a warrant for 10,000 shares of common stock.

In May 2010 an owner of 10% of the voting rights attached to outstanding shares received 374,032 shares of common stock at a per share price of $3.168 through conversion of a $1,000,000 promissory note plus accrued interest of $184,932.

In August 2010, the Company received $2,000,000 in equity investment for which the Company issued 631,314 shares of common stock at $3.168 per share. The $2,000,000 received was used to pay down the $6,000,000 bank loan with Commerce Bank, bringing the net loan balance to $4,000,000. The 631,314 shares of common stock were issued as follows: 284,091 to an investor, 126,263 to a director, 126,263 to a director and 94,697 to a former officer.

A former officer of the Company received a 10,000 share warrant which was exercised August 17, 2010, a former director, received a 10,000 share warrant which was exercised December 16, 2010, and a director received a 13,333 share warrant which was exercised August 18, 2010.

In October 2010, a limited liability company promissory note owner converted $100,000 of the note to 22,222 shares of common stock at $4.50 per share. A former company officer received 3,704 shares in this transaction.

In October 2010, 33,333 shares of common stock were issued to a director at $6.00 per share in consideration for a cash payment of $200,000.

In December 2010, 14,167 shares of common stock were issued to a limited liability company at $6.00 per share in consideration for a cash payment of $85,000. A former officer of the Company is a part owner in the limited liability company.

CUI Global may raise the capital needed to fund the further development and marketing of its products as well as payment of its debt obligations.

Financing activities – related party activity

In July 2011, a CUI Global officer provided a short term convertible loan of $35,000 to the Company which accrues interest at 6% per annum, convertible at $5.10 per common share. There was no beneficial conversion on the convertible note as the conversion price was equal to the fair value on the date of grant.

Effective September 1, 2010, the Company and the related party holder, IED, Inc., of the $14,000,000 promissory note utilized in the acquisition of CUI, Inc., agreed to reduce the note principal by $1,588,063 and accrued interest by $724,729 and to restructure the interest rate and payment terms. The forgiveness of debt and accrued interest of $2,312,792 as recognized as a contribution of additional paid in capital. With this amendment, the Company agreed to pay $1,200,000 of the principal balance during the fourth quarter of 2010 and an additional $487,208 of the principal balance during the first quarter of 2011. The new terms set the interest rate at 6% per annum with monthly interest payments and a May 15, 2018 balloon payment.  Please see Note 10. RELATED PARTY TRANSACTIONS and Note 6. NOTES PAYABLE, CONVERTIBLE NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE, RELATED PARTIES for further discussion of this transaction.

In May 2009, CUI Global and the related party debt holder of the $17,500,000 convertible promissory note, IED, Inc., agreed to amend the convertible promissory note related to the acquisition of CUI, Inc. by reducing the conversion rate from $7.50 to $2.10 per share to reflect the stock price for the ten day trailing average preceding April 24, 2009, the date of the agreement. The agreement specifically retained the total maximum convertible shares at 2,333,333 as stated in the original Note. This amendment effectively reduced the Note principal from $17,500,000 to $4,900,000. The Company recognized additional paid in capital contribution related to this 2009 extinguishment of debt of $11,808,513. On April 1, 2010, the Company settled the $4,900,000 convertible promissory note and $850,500 in accrued interest on this note for a one-time payment of $50,000 and the conversion of $70,000 of the principal into 33,333 shares of the company’s common stock at the stated conversion rate of $2.10 per share. The Company recognized additional paid in capital contribution from the 2010 extinguishment of debt of $5,630,500.  Please see Note 10. RELATED PARTY TRANSACTIONS and Note 6. NOTES PAYABLE, CONVERTIBLE NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE, RELATED PARTIES for further discussion of this transaction.

During 2011 and 2010, $1,110,809 and $1,616,180, respectively, in principal and interest payments were made in relation to the promissory notes issued to related party, IED, Inc. The 2011 payment includes a note receivable balance of $192,508 held by CUI Global that was conveyed to IED, Inc. and applied towards the promissory note balance in accordance with a settlement agreement. Also, during 2010, $70,000 of principal was converted to 33,333 shares of CUI Global common stock at $2.10 per share in accordance with the convertible note terms and $200,000 of principal was converted to 33,333 shares of CUI Global common stock at $6.00 per share in accordance with a settlement agreement.  Please see Note 10. RELATED PARTY TRANSACTIONS and Note 6. NOTES PAYABLE, CONVERTIBLE NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE, RELATED PARTIES for further discussion of these transactions.

Recap of liquidity and capital resources

During 2011, the Company continued to improve its financial strength with the divestment of Comex Electronics and the continued reductions in debt coupled with the continued growth of revenues. In early 2012, the Company completed an equity raise and repaid significant amounts of debt. As a result of the improvements in 2011 and the activities completed in ~~2011~~2012, management believes the Company has sufficient resources and that it is generating sufficient revenues to fund operations.  As of December 31, 2011 the Company had an accumulated deficit of $73,645,501.

The Company may seek to raise additional capital for the continued development and commercialization of its various technology product lines.  The Company believes its operations and existing financing structure will provide sufficient cash to meet its short term working capital requirements for the next twelve months.  As the Company continues to expand and develop its technology and product lines as well as retire debt, additional funding sources may be required.  The Company may attempt to raise these funds through borrowing instruments or issuing additional equity.

As of December 31, 2011 CUI, Inc. maintained a revolving working capital line of credit with the Business Credit division of Wells Fargo Capital Finance, part of Wells Fargo Bank, National Association (NYSE: WFC), granting borrowings of up to $4,000,000 with interest payable monthly at the Daily Three Month LIBOR plus 3.75% (4.33% at December 31, 2011).  At December 31, 2011, the Company is in compliance with all covenants related to this loan.

The Company expects revenues to help cover the operating and other expenses.  If revenues and the funds raised in early 2012 through the equity raise are not sufficient to cover all operating and other expenses, additional funding may be required.  There is no assurance the Company will be able to raise such additional capital.  The failure to raise additional capital or generate product sales in the expected time frame will have a material adverse effect on the Company.

Off-Balance Sheet Arrangements

As of December 31, 2011 the Company had no off-balance sheet arrangements.

Results of Operations

The accompanying financial statements reflect the operations of the Company for the fiscal years ended December 31, 2011 and 2010.

Segment Operations

The Company has identified five segments based on the products offered by CUI Global. The five segments include External Power, Internal Power, Industrial Controls, Discontinued Operations and Other.

Segment profit is determined based on internal performance measures used by the Company’s chief decision makers, the CEO, CFO and COO, to assess the performance of each segment in a given period. In connection with this assessment, the chief decision makers may exclude matters such as rationalization and other similar expenses; in –process research and development and certain acquisition-related charges and balances; technology and product development costs; or other charges as deemed appropriate by the chief decision makers.

For additional information about our segments, see Segment Reporting included in the 2011 Form 10-K Annual Report Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

	For the Year Ended December 31,
	2011	2010
Revenues
External Power and Components	$21,993,076	$22,581,776
Internal Power	12,545,556	9,447,644
Industrial Controls	4,087,210	4,279,243
Discontinued Operations	-	-
Other	312,484	1,266,494
Consolidated revenues	$38,938,326	$37,575,157

Segment profit
External Power and Components	$7,894,470	$7,622,049
Internal Power	2,990,960	1,908,103
Industrial Controls	611,057	627,560
Discontinued Operations	130,246	(871,803)
Other	(11,607,624)	(16,746,425)
Consolidated segment profit (loss)	$19,109	$(7,460,516)

External Power and Components

External Power and Components revenues decreased $588,700, or 2.6% in 2011. CUI continued to expand its product offering in 2011 within this segment, introducing 130 new products during the year. As the largest revenue segment for the Company, management expects continued investment into External Power and Components in the form of new products, resources and revenue growth within this segment in future periods.

Despite the decrease in revenues of 2.6%, segment profit increased $272,421, or 3.6% in 2011. In both 2011 and 2010, CUI was able to maintain 40.5% gross profit margins on sales within this operating segment demonstrating that despite the decrease in revenue volume the gross profit was sustainable. Maintaining the consistent gross profit margin helped the company increase the profits as it was able to reduce other costs such as variable payroll costs in conjunction with the decreased sales commissions, reduced bad debt expense by $17,042, advertising expense reduction of $15,924, travel and meals expense reduction of $5,843 within this segment.

Internal Power

Revenues from Internal Power increased $3,097,912, or 32.8% in 2011. This revenue growth was the result of continued sales penetration by our internal and external sales representatives, growth in the distribution sales channel and the continued introduction of new products. During 2011, CUI introduced 271 new products into the Internal Power segment. Along with the new product introductions, CUI increased advertising expenses by $184,008 for this segment.

Segment profit increased $1,082,857, or 56.8% in 2011. The increase in profit within the Internal Power segment is primarily the result of the increased revenue volume and the 1.1% increase in gross profit margin offset by increased costs such as advertising and variable sales related expenses such as commissions to the internal and external sales group.

Industrial Controls

Industrial Controls revenues decreased $192,033, or $4.5% in 2011. CUI introduced 17 new encoder products to the Industrial Controls segment in 2011. As the company continues to win designs with motion control OEM’s, particularly with the proprietary AMT encoder series, management expects growth in the revenues for this segment.

With the 4.5% decrease in revenues, segment profit decreased $16,503, or 2.6% in 2011. The decrease in profit within the Industrial Controls segment is primarily due to the 4.5% decrease in revenues in conjunction with a decrease in the gross profit margin of 2.2% during 2011.

Discontinued Operations

Effective July 1, 2011, CUI Global entered into an agreement to convey its 49% ownership interest in Comex Electronics to the owners of the remaining 51% who are the original founders and were the original owners of Comex Instruments.

As disclosed in Note 10 DISCONTINUED OPERATIONS of the Form 10-K financial statements, revenues decreased $2,077,246, or 38.1% in 2011. This is decrease is due in part to the operations being divested effective July 1, 2011 and thus only including six months of operations. Additionally, the Japanese market for the Comex Electronics product line was further weakened as a result of the economic impact from the March 11, 2011 tsunami.

The Discontinued Operations segment recognized a profit in 2011 of $130,246 as compared to a prior year loss of $871,803, an improvement of $1,002,049. This improvement is due primarily to the $603,034 gain on divestment of Comex Electronics and that the discontinued operations ceased effective July 1, 2011 and thus did not incur a full years expenses.

Other

Revenue in the Other segment decreased $954,010, or 75.3% in 2011. This decrease is associated with the closure of the CUI Europe sales office which accounted for $940,871 of revenue during the prior year.

The segment loss improved $5,138,801, or 30.7% in 2011. This improvement was due in large part to the reduction in interest expense – intrinsic value of convertible debt, amortization of debt offering costs and amortization of debt discount of $3,524,595, the $233,428 reduction of interest expense as a result of the reduction of debt in 2011, and no impairment charges for 2011 as compared to total impairments in 2010 of $3,524,141 offset by increases in overhead expenditures including payroll to support the growth of the business, expenses associated with continued research, development and marketing for new and future product lines that do not yet meet the threshold for separate presentation, as well as costs associated with investor relations, financial reporting costs and other general and administrative expenses.

Revenue

During the year ended 2011, revenue was $38,938,326 and $37,575,157 for the same period during 2010.  The growth in 2011 from 2010 is primarily due to management’s decision to increase the value requirements for direct sales through CUI Inc., thus allowing the internal and external sales groups to focus on larger volume sales while serving lower volume customers through the distribution sales channel. This change resulted in a 25% decrease in the total number of customer sales orders processed and a 24% reduction in invoices generated while total revenue increased $1,363,169 for the year. This change is expected to continue to result in revenue growth in future periods as CUI’s sales group and support staff continues to reach new customers and further expand relationships with existing customers in efforts to have CUI products designed into new projects. The revenue for the year ended December 31, 2011 is comprised of $38,366,403 from CUI products, $511,295 from CUI Japan products and $60,628 from freight. The revenue for the year ended December 31, 2010 is comprised of $37,309,998 from CUI products, $192,011 from CUI Japan products, $72,378 for freight and $770 from RediAlert™ products.

During 2011, 55% of revenues were derived from six customers at 41%, 4%, 3%, 3%, 2% and 2%. During 2010, 53% of revenues were derived from five customers: 43%, 3%, 3%, 2% and 2%. The Company’s major product lines in 2011 and 2010 were external power, internal power and industrial controls.

Cost of revenue

The cost of revenue for the year ended December 31, 2011 and 2010 was $24,133,073 and $22,727,210, respectively.  The significant increase during 2011 compared to the prior year is primarily the result of the overall growth in sales, increases in costs associated with manufacturing our products and price increases resulting from the weakness of the US dollar.   As a percentage of sales, the cost of revenue remained relatively consistent at 62% for 2011 compared with 60% in 2010.

Selling, General and Administrative Expenses

Selling, General and Administrative (SG&A) expenses includes such items as wages, consulting, general office expenses, business promotion expenses and costs of being a public company including legal and accounting fees, insurance and investor relations.

SG&A expenses increased to $13,347,853 for the year ended December 31, 2011 from $11,991,976 for the same period during 2010.  This increase of $1,355,877 is primarily the result of increased operations at CUI Japan, operating costs associated with the newer technologies including Vergence, Novum and Solus and the overall growth of the business in relation to revenues.  The total dollar amount of SG&A expenses increased $1,355,877 to 34% of sales for 2011 as compared to 32% of sales in 2010.

The Company anticipates its sales and marketing expenditures and general and administrative expenses will further increase in 2012 as the Company continues to grow its revenues and technology offerings.

Research and Development

The research and development costs are related to the various technologies for which CUI Global has acquired licensing rights or is developing internally.  The expenditures for research and development have been directed primarily towards the further development of Novum Advanced Power technologies including digital POLs and the Solus Topology, AMT Capacitive Encoders and towards the development of the Vergence GasPT2. Research and development costs were $716,321 and $740,396 for the year ended December 31, 2011 and 2010, respectively.   The Company expects that research and development expenses will increase during 2012 as the Company continues to expand its product offering and technologies due to market acceptance and customer integration.

Impairment Loss

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable.  In performing the review for recoverability, the future cash flows expected to result from the use of the asset and its eventual disposition are estimated.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized as the excess of the carrying amount over the fair value.  Otherwise, an impairment loss is not recognized.  Management estimates the fair value and the estimated future cash flows expected.  Any changes in these estimates could impact whether there was impairment and the amount of the impairment.  There were no impairment charges recognized in 2011. During the year ended December 31, 2010 the Company recorded impairment charges of $3,105,956 related to technology rights and $418,185 related to patents.

Bad Debt

Bad debt expense increased to $82,192 for the year ended December 31, 2011 from $64,684 for the same period ended 2010.  The bad debt expense for both 2011 and 2010 represents less than 0.5% of total revenues. The bad debt expense for both periods relates to miscellaneous receivables which the Company has either recorded an allowance for doubtful collections of the receivable or for which the Company has determined the balance to be uncollectible.

Other Income

During the years ended 2011 and 2010, the Company had other income of $53,657 and $87,178, respectively. Other income for the year ended December 31, 2011, consisted of $18,688 in bad debt recoveries, $17,592 of interest income, $15,103 of foreign exchange gain, and $2,274 of other income. Other income for the year ended December 31, 2010, consisted of $31,496 for foreign exchange gain, $24,582 for interest income, $20,090 of rental income, and $11,010 in other income.

Investment Income

The Company recognized investment income on equity investment in an affiliate of $41,472 for the year ended December 31, 2011 as compared with $78,074 for the same period ended 2010.

Financing Fees

During 2011, the Company did not incur financing fees. During 2010, the Company had financing fees totaling $78,658 related to equity financing, the operating line of credit and term notes.

Change in value of warranty liability

During 2011 and 2010, there was no change in the value of warranty liability.

Non-cash interest expense, amortization of beneficial conversion value, amortization of debt offering costs, warrant related debt discounts, intrinsic value of convertible debt and amortization of warrant related debt discount

The Company recorded an expense of $334,747 and $3,859,342 during 2011 and 2010, respectively, for non-cash interest expenses, including amortization of beneficial conversion value, amortization of debt offering costs, warrant related debt discounts and intrinsic value of convertible debt and amortization of debt discount.  The decrease in this expense is primarily associated with the completion in 2010 of expensing the remaining balance of the discount on convertible note payable for the $4,900,000 note that was settled in full during 2010.

Interest Expense

The Company incurred $918,189 and $1,151,617 of interest expense during 2011 and 2010, respectively.  Interest expense is for interest on the secured and unsecured convertible notes, secured and unsecured promissory notes, and bank working capital loans and term loans.

Profit (loss) from discontinued operations

For the year ended December 31, 2011, the loss from discontinued operations was $160,153 as compared to a loss from discontinued operations of $871,803 for the same period of 2010.

During the year ended 2011, CUI Global recognized a gain on divestment of Comex Electronics of $603,034 in discontinued operations. There was no gain on divestment during 2010.

For the year ended December 31, 2011, the Company had a net profit from discontinued operations of $442,881 as compared to a net loss from discontinued operations of $871,803 for the same period in 2010.

Consolidated Net Loss

The Company had a net profit of $19,109 for the year ended December 31, 2011 as compared to a net loss of $7,460,516 for the year ended December 31, 2010.  The improvement from a net loss in 2010 to a net profit in 2011 is primarily the result of the following items discussed in the above sections: an increase in total revenues of $1,363,169, an increase in cost of revenues of $1,405,863, an increase in selling, general and administrative expenses of $1,355,877, no impairment expenses in 2011 as compared to 2010 for a reduction in expenses of $3,524,141, a gain on the sale of technology rights of $143,636, a decrease in interest expense – intrinsic value of convertible debt, amortization of debt offering costs and amortization of debt discount of $3,524,595, a decrease in interest expense of $233,428, and the divestment of Comex Electronics which reduced the losses from those discontinued operations attributable to the Company in 2011 as well as the gain on the divestment of $603,034.

Recent Accounting Pronouncements

In June, 2011, the FASB issued ASU No. 2011-05, which amends ASC Topic 220, Comprehensive Income. Under the amendment, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively.

Additionally, the FASB issued a second amendment to ASC Topic 220 in December 2011, ASU No. 2011-12, which allows companies the ability to defer certain aspects of ASU 2011-05. For public entities, these amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The amendments do not require any transition disclosures.

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other, which simplifies how an entity is required to test goodwill for impairment. This ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the ASU, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment.  The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted.

2. You disclose on page 51 in the footnotes to the table of outstanding equity awards at fiscal yearend that Messrs. Clough, McKenzie and Ford each received option awards in 2009 and 2010. Please revise to include in the summary compensation table the aggregate grant date fair value of those option awards computed in accordance with FASB ASC Topic 718. See Item 402(n)(vi) of Regulation S-K.

Response: All of these revisions shall be shown in our Form 10-K for yearend December 31, 2012. Attached hereto is a copy of the Executive Compensation Table revised to comply with FASB ASC Topic 718 as discussed in Item 402(n)(vi) of Regulation S-K

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($) (10) (11)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William J. Clough,	2011	325,000	124,792	(2)	-	-		-	-	6,110	455,902
CEO / President /	2010	282,500	90,000	(2)	-	167,808	(3)	-	-	5,687	545,995
Counsel / Director (1)	2009	240,000	-		-	33,895	(3)	-	-	23,948	297,843
Daniel N. Ford,	2011	195,000	62,500	(5)	-	-		-	-	33,186	290,686
CFO (4)	2010	157,500	90,000	(5)	-	56,866	(6)	-	-	25,943	330,309
	2009	120,000	-		-	11,486	(6)	-	-	24,249	155,735
Matthew M. McKenzie	2011	205,000	114,583	(8)	-	-		-	-	32,475	352,058
COO / President of	2010	162,500	90,000	(8)	-	68,159	(9)	-	-	21,848	342,507
CUI Inc. / Director (7)	2009	120,000	-		-	13,767	(9)	-	-	17,298	151,065

Footnotes:

1.	Mr. Clough joined the Company on September 1, 2005. Effective September 13, 2007, Mr. Clough was appointed CEO/President of CUI Global and Chief Executive Officer of CUI, Inc., a wholly owned subsidiary of the Company.
2.	Mr. Clough is employed under a three year employment contract with the company, which was recently extended to run to and through May 15, 2014. Said contract provides, in relevant part, for an annual salary of $325,000 and bonus provisions for each calendar year, beginning with 2010, in which the CUI Global year end Statement of Operations shows the Gross Revenue equal to or in excess of fifteen percent (15%), but less than thirty percent (30%) of the immediate preceding calendar year, Mr. Clough shall be entitled to receive a cash bonus in an amount equal to fifty percent (50%) of his prior year base salary in addition to any other compensation to which he may be entitled; provided, however, that he shall be entitled to the bonus only if he has been employed during that entire calendar year. In substitution of the bonus percentages described in the prior sentence, he shall be entitled to receive, in any year in which annual Gross Revenue exceeds by 30% of the prior calendar year gross revenue, a sum equal to one hundred percent (100%) of his prior year base salary. Bonuses are approved quarterly based on the above factors and an evaluation of current performance. All such bonus payments shall be paid to Mr. Clough in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15 th day of each month. At December 31, 2011 and 2010, there was an accrual of $13,542 and $30,000, respectively, for compensation owed to Mr. Clough.
3.	Effective January 1, 2009, Mr. Clough received a fully vested bonus option to purchase 37,177 common shares, within ten years from date of issuance, at a price of $7.50 per share. Effective October 11, 2010, Mr. Clough received a bonus option to purchase 37,177 common shares, within ten years from date of issuance, at a price of $9.00 per share that vests over 4 years: 25% at year one and thereafter in equal monthly installments

4.	Mr. Ford joined the Company May 15, 2008 as Chief Financial Officer of CUI Global and CUI, Inc., a wholly owned subsidiary of the Company.
5.	Mr. Ford is employed under a three year employment contract with the company, which was recently extended to May 15, 2014 and provides, in relevant part, for an annual salary of $195,000 and bonus provisions for each calendar year, beginning with 2010, in which the CUI Global yearend Statement of Operations shows a Net Profit and the Gross Revenue equal to or that exceeds fifteen percent (15%), but less than thirty percent (30%), of the immediate preceding calendar year, he shall be entitled to receive a cash bonus in an amount equal to fifty percent (50%) of his prior year base salary in addition to any other compensation to which he may be entitled; provided, however, that he shall be entitled to the bonus only if he has been employed by the Company during that entire calendar year. In substitution of the bonus percentages described above, he shall be entitled to receive, in any year in which annual Gross Revenue exceeds by 30% of the prior calendar year gross revenue, a sum equal to 100% of his prior year base salary. Bonuses are approved quarterly based on the above factors and an evaluation of current performance. All such bonus payments shall be paid to Mr. Ford in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15 th day of each month. At December 31, 2011 and 2010 there was an accrual of $0 and $67,500, respectively, for compensation owed to Mr. Ford.
6.	Effective January 1, 2009, Mr. Ford received a fully vested bonus option to purchase 12,598 common shares, within ten years from date of issuance, at a price of $7.50 per share. Effective October 11, 2010, Mr. Ford received a bonus option to purchase 12,598 common shares, within ten years from date of issuance, at a price of $9.00 per share that vests over 4 years: 25% at year one and thereafter in equal monthly installments.
7.	Mr. McKenzie joined the Company May 15, 2008 as Chief Operating Officer of CUI Global and President and Chief Operating Officer of CUI, Inc., a wholly owned subsidiary of the Company.
8.	Mr. McKenzie is employed under a three year employment contract with the company, which was recently extended to May 15, 2014 and provides, in relevant part, for an annual salary of $205,000 and bonus provisions for each calendar year, beginning with 2008, in which the CUI Global yearend Statement of Operations shows a Net Profit and the Gross Revenue equal to or that exceeds fifteen percent (15%), but less than thirty percent (30%), of the immediate preceding calendar year, he shall be entitled to receive a cash bonus in an amount equal to fifty percent (50%) of his prior year base salary in addition to any other compensation to which he may be entitled; provided, however, that he shall be entitled to the bonus only if he has been employed by the Company during that entire calendar year. In substitution of the bonus percentages described above, he shall be entitled to receive, in any year in which annual Gross Revenue exceeds by 30% of the prior calendar year gross revenue, a sum equal to 100% of his prior year base salary. Bonuses are approved quarterly based on the above factors and an evaluation of current performance. All such bonus payments shall be paid to Mr. McKenzie in equal monthly installments following the quarter in which the bonus is earned and shall be paid on the 15 th day of each month. At December 31, 2011 and 2010 there was an accrual of $12,083 and $30,000, respectively, for compensation owed to Mr. McKenzie.

9.	Effective January 1, 2009, Mr. McKenzie received a fully vested bonus option to purchase 15,100 common shares, within ten years from date of issuance, at a price of $7.50 per share. Effective October 11, 2010, Mr. McKenzie received a bonus option to purchase 15,100 common shares, within ten years from date of issuance, at a price of $9.00 per share that vests over 4 years: 25% at year one and thereafter in equal monthly installments.
10.	As of December 31, 2011, William J. Clough, CEO/Director held 80,054 outstanding options, Matthew M. McKenzie COO/Director held 35,900 outstanding options and Daniel N. Ford CFO held 25,196 outstanding options.
11.	Please see the disclosure of assumptions made in the valuation of the option awards in the 2011 10-K Annual Report included in Note 8 STOCKHOLDERS' EQUITY and in the 2010 10-K Annual Report filing included in Note 9 STOCKHOLDERS' EQUITY.

Director Compensation Table, page 52

3. Please revise the director compensation table on page 52 to provide the information in the format required by Item 402(r) of Regulation S-K.

Response: All of these revisions shall be shown in our Form 10-K for yearend December 31, 2012. Attached hereto is a copy of the Director Compensation Table revised to comply with Item 402(r) of Regulation S-K

Name and Principal Position	Year	Fees earned or paid in cash ($) (2)	Stock Awards ($)	Option Awards ($) (10)(11)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
	2011	32,875	-	-	-	-	-	32,875
	2010	32,000	-	14,896	-	-	-	46,896
Colton Melby, Chmn.	2009	32,000	-	7,385	-	-	-	39,385
	2011	-	-	-	-	-	-	-
	2010	-	-	14,896	-	-	-	14,896
William J. Clough	2009	-	-	7,385	-	-	-	7,385
	2011	-	-	-	-	-	-	-
	2010	-	-	14,896	-	-	-	14,896
Matthew M. McKenzie	2009	-	-	7,385	-	-	-	7,385
	2011	23375	-	-	-	-	-	23,375
	2010	23000	-	14,896	-	-	-	37,896
Thomas A. Price	2009	23000	-	7,385	-	-	-	30,085
	2011	24625	-	-	-	-	-	24,625
	2010	25500	-	14,896	-	-	-	40,396
Sean P. Rooney	2009	25500	-	7,385	-	-	-	32,885
	2011	24125	-	-	-	-	-	24,125
	2010	24500	-	14,896	-	-	-	39,396
Corey Lambrecht	2009	24500	-	7,385	-	-	-	31,885

Footnotes:

1.	Effective January 1, 2009, each director received an option to purchase 4,800 common shares within ten years from date of issuance that vests over four years, 25% after the first year and in equal monthly installments over the balance of the four year term. Also, effective January 1, 2009, each director received an option to purchase 3,300 common shares at a price of $7.50 per share that vests one year after issuance. Additionally, effective October 11, 2010, each director received an option to purchase 3,300 common shares at a price of $9.00 per share that vests one year after issuance. Directors are to receive a grant of 3,300 options annually. Options fully vest after one year. During the year ended 2011, directors did not receive a grant of options. As of December 31, 2011, each non-employee director held 5,700 options remaining outstanding, and William J. Clough, CEO/Director held 80,054 and Matthew M. McKenzie, COO/Director held 35,900. Please see the disclosure of assumptions made in the valuation of the option awards in the 2011 10-K Annual Report included in Note 8 STOCKHOLDERS' EQUITY and in the 2010 10-K Annual Report filing included in Note 9 STOCKHOLDERS' EQUITY.

2.	During 2009, 2010, and pro rata through June 30, 2011, each director received an annual cash retainer of $20,000, no meeting fee, Board Chair receives additional $10,000 annually; Audit Committee members receive $3,000 annually, Audit Committee Chair receives $5,500 annually, Compensation Committee members receive $2,000 annually, Compensation Committee Chair receives $4,500 annually. Effective July 1, 2011, each director receives a cash retainer of $23,750 annually paid pro rata from the July 1, 2011 effective date, no meeting fee and the Chairman receives a cash retainer of $33,750 annually paid pro rata from the July 1, 2011 effective date, with no meeting fee.

Exhibits, page 61

4. Please file all material contracts and other exhibits required to be filed under Item 601 of Regulation S-K. For example, please file the following as exhibits or tell us why you are not required to file them:

•	The agreement effective July 1, 2011 for CUI Global to convey its 49% ownership interest in Comex Electronics to the owners of the remaining 51% of Comex Electronics. Also file all related agreements, such as the note receivable from the 51% owners of Comex Electronics;

•	The cooperation agreement with Ericsson announced in July 2011;

•	The March 2010 exclusive Field of Use Agreement with California Power Research to license their BPS-5 topology, now marketed as Solus Topology;

•	The September 2009 non-exclusive Field of Use Agreement with Power-One, Inc. to license Power-One’s Digital Power Technology patents;

•	The April 2009 exclusive licensing contract with AnderMotion Technologies LLC to manufacture, sell and distribute motion control devices utilizing the AMT encoder technology;

•	The January 2010 exclusive licensing contract with GL Industrial Services UK, Ltd. through which GUI Global owns exclusive rights to manufacture, sell and distribute a Gas Quality Inferential Measurement Device designed by GL on a worldwide basis;

•	The exclusive three-year distribution agreement with Orbital for your Vergence technology for the United Kingdom;

•	The exclusive three-year distribution agreement with SOCRATE s.p.a for your Vergence technology for Italy and North Africa.

•	Material agreements with the customer that represented over 40% of your revenues in fiscal year 2011;

•	Material lease agreements;

•	The line of credit agreement with the Business Credit division of Wells Fargo Capital Finance;
•	Employment agreements with your named executive officers; and

•	Material related party agreements.

These are just examples. Please file all required exhibits.

Response: CUI Global shall respond to comment 4 by providing all such exhibits pursuant to Item 601 of Regulation S-K in a Form 8-K with the Exhibit Schedule and exhibits attached which is in the process of being filed on EDGAR this day.

Financial Statements

Identifiable Intangible Assets, page 76

5. We note that your goodwill balance represents a significant portion of your balance sheet, and that any impairment to this balance could have a material impact on your financial position and results of operations. Please disclose, in detail, your policies for the identification and measurement of goodwill impairment. Discuss the timing of the annual impairment evaluation and the amount of goodwill allocated to each of your segments. Also discuss your adoption or planned adoption of ASU 2011-08.

Response: All of these revisions shall be shown in our Form 10-K for yearend December 31, 2012.

As detailed in ASC 350 Intangibles-Goodwill and Other subsection 20, the company tests for goodwill and intangible impairment in the second quarter of each year and whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable.

As detailed in ASC 350-20-35-3A, in performing its testing for goodwill and intangible impairment, management has completed a qualitative analysis to determine whether it was more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. To complete this review, management followed the steps in ASC 350-20-35-3C to evaluate the fair values of the intangibles and goodwill. Management concluded that none of the events occurred during 2011 (and there was no expectation that a reporting unit or a significant portion of a reporting unit would be sold or otherwise disposed of in the following year), therefore, no further analysis was necessary to prepare for goodwill impairment beyond the steps in 350-20-35-3C in accordance with ASU 2011-08.

In accordance with ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company engaged a third party valuation firm to review the Company’s intangible assets for impairment. The third party appraisal concluded that the appraised values equaled or exceeded the book values and therefore no impairment expense was recorded by management at May 31, 2011.

Both management’s review and the review by the third party business valuation firm determined that there was no impairment to the value as of the date of testing. In prior years management had identified and recorded impairment charges upon completion of this testing. During Quarter 2 of 2009 and Quarter 4 of 2008 the company did impair intangible assets associated with its patent portfolio as well as a significant portion of goodwill related to the acquisition of CUI Inc in Quarter 2 2009.

Management has not allocated goodwill to the reportable segments, but instead has presented these amounts under the “Other” segment, which represents the combined activity of those segments that do not meet the threshold for separate presentation.  The goodwill originated from the acquisition of CUI, Inc. in 2008, in which no individual segment or technology was pursued.  Instead, the Company pursued the concepts and technology which represented CUI, Inc. at that time, and has continued to execute and expand upon these technologies on a consolidated level.    Since that time, all of the segments have mutually benefitted from the underlying intangibles, including goodwill, and management has not identified a basis on which to allocate the goodwill.  Additionally, the profit and loss information that is presented by segment is based on components and technologies which share, among other things, customers. If management encounters a change in the business plan, or the market for the underlying technologies, it may become reasonable to allocate goodwill among the remaining segments at that time, and it will be disclosed accordingly.”

CUI Global has adopted ASU 2011-08, which simplifies how an entity is required to test goodwill for impairment. The ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this ASU, CUI is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment. We adopted ASU 2011-08 during the year ended December 31, 2012. The adoption of ASU 2011-08 did not have an impact on our consolidated financial statements.

6. Please also identify any other indefinite lived assets and disclose your policies for the timely identification and measurement of impairment for each such asset.

Response: All of these revisions shall be shown in our Form 10-K for yearend December 31, 2012.

All indefinite lived intangible assets are listed in the Form 10-K filing on pages 76-77. The indefinite lived intangibles as of December 31, 2011 included:

Intangible, trademark and trade name CUI

Intangible, trademark and trade name V-Infinity

Intangible, patent pending technology

Intangible, customer list

Goodwill, CUI Japan

Goodwill

As discussed in response to SEC Letter # 5 previously, the Company tests for goodwill and intangible impairment in the second quarter of each year and whenever events or changes in circumstances indicate that the carrying amount of an asset may exceed its fair value and may not be recoverable. This testing is performed in accordance with ASC 350 Intangibles-Goodwill and Other.

7. It appears that customer lists are not being amortized. Please clarify how you are accounting for these assets and how you determined there useful lives. Include reference to authoritative literature used as guidance.

Response: All of these revisions shall be shown in our Form 10-K for yearend December 31, 2012.

We reviewed the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the customer list acquired from the CUI, Inc. acquisition. We observed that the majority of the significant customer relationships were long term with significant ongoing business. At the time of the acquisition, we were not able to determine a foreseeable completion to the useful life of the customer relationships. As a result, management concluded that the customer list obtained in the acquisition should be considered an indefinite life asset. This determination is consistent with ASC 350-30-35-3d, which states “The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. “ This is different from the example listed in ASC 350-30-55-2 through 350-30-55-4 for a customer list that was determined to be finite based on that entity’s “best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up.” As a result of that determination, the value of the customer list is reviewed on an on-going basis in accordance with ASC 350-30-35-15, which includes review of the expected “life” of the customer list customers, particularly those that have been and continue to be significant to the overall business.

In further compliance with your Comment Letter, please accept this letter as written acknowledgment that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation and assistance in this matter.

Sincerely,

/William J. Clough/

CUI Global, Inc.

William J. Clough, President/CEO